Simpson Thacher & Bartlett llp

900 G Street, NW Washington, D.C. 20001

telephone: +1-202-636-5500 facsimile: +1-202-636-5502

Direct Dial Number (202) 636-5915	E-mail Address nathan.briggs@stblaw.com

VIA EDGAR

April 25, 2025

U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting Office 100 F Street, N.E. Washington, D.C. 20549 Attention: Tony Burak

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932); Responses to Comments on Form N-CEN and Form N-CSR

Dear Mr. Burak:

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) received via telephone on March 31, 2025 with respect to the Staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of Artisan Partners Funds and its series (the “Funds”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

1.	Comment: The financial statements provided in the Registrant’s Form N-CSR filed on December 6, 2024 (the “Annual Report”) disclosed that Artisan Floating Rate Fund (the “Fund”) had made distributions in the form of return of capital during the year ended September 30, 2024. The Staff notes that such statements appear to be in conflict with the Registrant’s response to Item B.23 of the Registrant’s Form N-CEN, filed on December 13, 2024, which indicated that there were no distributions made during the same reporting period that required a written notice to the shareholders as would be required under Section 19(a) of the Investment Company Act of 1940 (the “1940 Act”). Please disclose whether the Fund has, in fact, made distributions in the form of return of capital to its shareholders, and if so, whether the Fund has sent the requisite written notice.

Response: The Registrant confirms that such distributions from the Fund were estimated to be made solely from net income at the time of distribution, and thus the Fund did not, and was not required to, issue a Section 19 notice at that time, as the distributions were not estimated to include a return of capital at that time. It was not until the Registrant completed its year-end tax adjustments to its financial statements that such distributions were then re-categorized into return of capital, which was reflected accurately in the Annual Report.

U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review and Accounting Office	-2-

2.	Comment: The Staff notes that the Registrant’s response to Item 16(b) in the Annual Report used an outdated version of the form language, which does not cover the full reporting period as required by the relevant disclosure item in the current Form N-CSR. Please confirm whether there were any changes in the Registrant’s internal control over financial reporting that occurred during the reporting period covered by the Annual Report that materially affected, or were reasonably likely to materially affect, the Registrant’s internal control over financial reporting, and update the disclosure in question moving forward to be consistent with the current Form N-CSR requirements.

Response: The Registrant confirms that there were no changes to the Registrant’s internal control over financial reporting that occurred during the reporting period covered by the Annual Report that materially affected, or were reasonably likely to materially affect, the Registrant’s internal control over financial reporting, and will update the language accordingly in future N-CSR filings moving forward.

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Please do not hesitate to call me at 202-636-5915 if you have any questions or require additional information.

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

CC:	Laura E. Simpson, Esq., Artisan Partners Limited Partnership Young Kyung Lee, Esq., Artisan Partners Limited Partnership